[CNH Letterhead]

February 19, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:                             CNH Capital Receivables LLC

Registration Statement on Form SF-3

Filed on December 21, 2018

File No. 333-228954

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC and in response to your letter dated February 8, 2019 (the “Comment Letter”), we have submitted Amendment No. 1 to the above-referenced registration statement on Form SF-3 (the “Amendment”), which we have electronically filed via EDGAR.  The Amendment amends the registration statement to respond to the comments from the Staff of the Securities and Exchange Commission in the Comment Letter.

Sincerely,

/s/ Eric Mathison
Eric Mathison
General Counsel